                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001
                                             -----------------

                                       OR

|_|   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _______________ to ____________

                        Commission File Number 001-15951
                                               ---------


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AVAYA INC. SAVINGS PLAN
                                -----------------------

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         AVAYA INC., 211 MT. AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920
         --------------------------------------------------------------

                                TABLE OF CONTENTS


                           DESCRIPTION                                PAGES

Report of Independent Accountants                                        1

Financial Statements:

  Statement of Net Assets Available for Benefits as of
   December 31, 2001 and 2000                                          2 - 3

  Statement of Changes in Net Assets Available for Benefits for
   the Year Ended December 31, 2001                                      4

Notes to Financial Statements                                          5 - 10

Supplemental Schedule*:

  Schedule of Assets (Held at End of Year) as of
   December 31, 2001                                                    11

Consent of Independent Accountants                                Exhibit 23.1


* Other schedules required by section 2520.103.8 are omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Avaya Inc. Employee Benefits Committee:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avaya Inc. Savings Plan (the "Plan") as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




/s/ PricewaterhouseCoopers LLP
New York, New York
June 21, 2002

                                   AVAYA INC.
                                  SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 2001
                             (DOLLARS IN THOUSANDS)


                                                              NON-PARTICIPANT
                                                             DIRECTED EMPLOYEE
                                               PARTICIPANT    STOCK OWNERSHIP
                                                 DIRECTED          PLAN        TOTAL
  ASSETS
    Investments in Group Trust, at fair value     $162,559     $     --     $162,559
    Participant loans receivable                     8,652           --        8,652
    Avaya Inc. common shares                            --       46,748       46,748
    Fidelity cash portfolio                             --          778          778
                                                  --------     --------     --------
      Total investments                            171,211       47,526      218,737

    Participant contributions receivable             1,189           --        1,189
    Employer contributions receivable                   --          616          616
                                                  --------     --------     --------
      Total contributions receivable                 1,189          616        1,805
                                                  --------     --------     --------
           Net assets available for benefits      $172,400     $ 48,142     $220,542
                                                  ========     ========     ========















   The accompanying notes are an integral part of these financial statements.

                                   AVAYA INC.
                                  SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)


                                                                          NON-PARTICIPANT
                                                                         DIRECTED EMPLOYEE
                                                    PARTICIPANT        STOCK OWNERSHIP PLAN
                                                     DIRECTED        ALLOCATED      UNALLOCATED        TOTAL
  ASSETS
    Investments in Group Trust, at fair value        $182,630        $     --        $     --        $182,630
    Participant loans receivable                       11,720              --              --          11,720
    Avaya Inc. common shares                               --          36,941             847          37,788
    Lucent common stock                                    --              --           3,806           3,806
    Fidelity cash portfolio                                --           1,585              45           1,630
                                                     --------        --------        --------        --------
      Total investments                               194,350          38,526           4,698         237,574

    Participant contributions receivable                1,829              --              --           1,829
    Employer contributions receivable                      --             948              --             948
                                                     --------        --------        --------        --------
      Total contributions receivable                    1,829             948              --           2,777
         Total assets                                 196,179          39,474           4,698         240,351
                                                     --------        --------        --------        --------

  LIABILITIES
    Note payable                                           --              --           2,624           2,624
    Accrued interest                                       --              --             158             158
                                                     --------        --------        --------        --------
      Total liabilities                                    --              --           2,782           2,782
                                                     --------        --------        --------        --------
         Net assets available for benefits           $196,179        $ 39,474        $  1,916        $237,569
                                                     ========        ========        ========        ========











   The accompanying notes are an integral part of these financial statements.

                                   AVAYA INC.
                                  SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (DOLLARS IN THOUSANDS)


                                                                                    NON-PARTICIPANT
                                                                                   DIRECTED EMPLOYEE
                                                                PARTICIPANT       STOCK OWNERSHIP PLAN
                                                                  DIRECTED      ALLOCATED      UNALLOCATED      TOTAL
  ADDITIONS TO NET ASSETS ATTRIBUTABLE TO
     Contributions and transfers
      Participant contributions                                  $  17,330      $      --      $      --      $  17,330
      Employer contribution                                             --          4,189          2,624          6,813
      Allocation of shares to participants                              --          4,832         (4,832)            --
      Interfund transfers of participants' balances, net               383           (383)            --             --
                                                                 ---------      ---------      ---------      ---------
                                                                    17,713          8,638         (2,208)        24,143
                                                                 ---------      ---------      ---------      ---------

    Investment income
      Interest                                                         782             56             --            838
      Investment loss from Group Trust                             (25,187)            --             --        (25,187)
      Net appreciation in fair value of investments                     --          6,206            334          6,540
                                                                 ---------      ---------      ---------      ---------
                                                                   (24,405)         6,262            334        (17,809)
                                                                 ---------      ---------      ---------      ---------
         Total additions                                            (6,692)        14,900         (1,874)         6,334
                                                                 ---------      ---------      ---------      ---------

  DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO
    Distributions to participants                                  (17,558)        (4,938)            --        (22,496)
    Interest expense                                                    --             --            (42)           (42)
    Transfer of participants' balances from (to) other plans           495         (1,294)            --           (799)
    Administrative expenses                                            (24)            --             --            (24)
                                                                 ---------      ---------      ---------      ---------
         Total deductions                                          (17,087)        (6,232)           (42)       (23,361)
                                                                 ---------      ---------      ---------      ---------
           Net (decrease)/increase in net assets during
             the year                                              (23,779)         8,668         (1,916)       (17,027)
                                                                 ---------      ---------      ---------      ---------

  NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of period                                            196,179         39,474          1,916        237,569
                                                                 ---------      ---------      ---------      ---------
    End of period                                                $ 172,400      $  48,142      $      --      $ 220,542
                                                                 =========      =========      =========      =========







   The accompanying notes are an integral part of these financial statements.

                                   AVAYA INC.
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION

      GENERAL
      The Avaya Inc. Savings Plan (the "Plan" or "SP") is a defined contribution plan established as of October 1, 2000, by Avaya Inc. ("Avaya" or the "Company") to provide a convenient way for most represented employees (e.g., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis. The Plan's assets and liabilities are maintained in a master trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"). The Group Trust consists of the assets of Avaya Inc. Savings Plan for Salaried Employees ("SPSE"), the Avaya Inc. Savings Plan for the Variable Workforce ("SPVW"), and the Plan.

      The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY
      An eligible employee (generally an active employee with at least six months of service or an employee who meets the requirements for immediate eligibility) enters the Plan by authorizing a portability payroll contribution and directing the contribution among fifteen different funds of the Group Trust.

      CONTRIBUTIONS
      Employee contributions may be ("basic contributions") authorized from pay on the basis of weekly pay in $5 increments up to certain limits as defined in the plan document. A supplementary contribution may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the basic contribution, results in a total contribution of up to approximately 16% of the employee's basic weekly rate of pay. An employee may designate basic contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions in $5 increments. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $10,500 in 2001 and 2000.

      The Plan includes a leveraged Employee Stock Ownership Plan ("ESOP") feature. In connection with the spin-off of Avaya from Lucent Technologies Inc. ("Lucent"), the Plan assumed $5.3 million of debt for the purchase of common shares for the ESOP (see Note 4). Such shares are allocated to participants in respect of employer matching contributions under a formula set forth in the debt agreement; additional Company contributions may be required to satisfy employer matching obligations under the Plan. Upon completion of one year of service, the Company contributes to the ESOP on behalf of each of its participating employees an amount equal to 66-2/3% of the participant's basic contributions. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. Company matching contributions are vested upon the completion of five years of service in Avaya and its predecessors or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service.

                                   AVAYA INC.
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.    PLAN DESCRIPTION (CONTINUED)

      Company contributions will not be made with respect to supplementary contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These forfeitures can be offset against future Company contributions. At December 31, 2001 and 2000, forfeited nonvested amounts totaled approximately $117,031 and $797, respectively. These amounts will be used to reduce future Company contributions.

      Each participant is entitled to exercise voting rights attributable to the Avaya and Lucent common shares allocated to the participant's account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee will vote any allocated common shares for which it does not receive voting instructions, as well as unallocated common shares, in the same proportion as the shares for which the Trustee has received voting instructions, subject to applicable law.

      PARTICIPANT LOANS
      Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. The term of each loan shall be for one year, two years, four years or fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate in effect as of the last business day of the month before the month in which the loan was originated. The interest rate on outstanding loans ranged from 5% to 9.5% at December 31, 2001 and 9.50% at December 31, 2000. Principal and interest are paid through payroll deductions.

      DISTRIBUTIONS
      When a participant retires or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in annual withdrawals as directed by the participant. If no distribution election is made by the participant, the participant's separation occurs prior to attaining age 65 and the participant's account balance exceeds $3,500, the balance in the account will remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age seventy and one-half (70-1/2) or (3) upon the participant's death, whichever is earliest. Except with respect to certain participant elections made prior to January 1, 1985, when a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies) as soon as practicable.

      In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant's account. However, if no distribution election is made by the participant, the participant's separation occurs prior to attaining age 65 and the participant's account balance exceeds $3,500, the participant's account shall remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age seventy and one-half (70-1/2), or (3) upon the participant's death, whichever is earliest.

      In service withdrawals are permitted if certain conditions are met by the participant.

                                   AVAYA INC.
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      The financial statements of the Plan are prepared under the accrual method of accounting.

      PAYMENT OF BENEFITS
      Benefits are recorded when paid.

      VALUATION OF INVESTMENTS
      The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Avaya common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). Participant loans receivable are valued at cost which approximates fair value.

      PURCHASES AND SALES OF INVESTMENTS
      Purchases and sales of investments are recorded on a trade-date basis.

      INVESTMENT INCOME
      Dividend income is recorded on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS
      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                   AVAYA INC.
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      RISKS AND UNCERTAINTIES
      Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.    TAX STATUS

      The Company believes that the Plan is designed and operated in compliance with the applicable sections of the IRC. Therefore, no provision for income taxes has been made.

4.    INDEBTEDNESS

      Upon the spin-off of Avaya from Lucent, the Plan assumed, effective October 1, 2000, $5.3 million of an existing Note Payable by issuing a promissory note payable to Avaya ("Avaya Note"). The existing Note Payable was split based on the allocation method defined in the Employee Benefits Agreement between Avaya and Lucent dated as of October 1, 2000. The Avaya Note bore interest at 6.75% and had scheduled maturities on July 1, 2009 ($2.2 million) and on January 1, 2010 ($3.1 million).

      In 2000, the Plan prepaid $2.7 million resulting in an outstanding payable of $2.6 million as of December 31, 2000. The fair value of the Avaya Note at December 31, 2000 was $2.5 million, which approximates carrying value and was estimated based on the quoted market prices of issues with similar terms and average maturities. During 2001 the Plan has prepaid the outstanding balance of the Note.

5.    TERMINATION PRIORITIES

      Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6.    PLAN EXPENSES

      Plan participants pay brokerage, investment manager and trustee fees and share the recordkeeping and other administrative costs of the Plan with the Company. Brokerage, investment manager, and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

                                   AVAYA INC.
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


7.    GROUP TRUST INVESTMENTS

      The Plan, the SPSE and the SPVW each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 14% and 13% as of December 31, 2001 and 2000, respectively.

      A detail by general type of the interests in the Group Trust as of December 31, 2001 and 2000 at fair value is as follows (dollars in thousands):

                                                                    TOTAL GROUP TRUST
       TYPE                                                       2001             2000
       At fair value
         Mutual funds                                        $   502,079      $   580,230
         Common/collective and commingled trusts                 176,217          203,151
         Common stock                                            145,056          300,802
         Interest bearing cash                                   136,849           99,453
         U.S. Government securities                               18,822            7,996
         Non-employer debt instruments                             8,611            4,811
         Other                                                     2,805            1,193
                                                             -----------      -----------
                                                                 990,439        1,197,636
       At contract value
         Guaranteed investment contracts                         170,836          182,145
                                                             -----------      -----------
                                                             $ 1,161,275      $ 1,379,781
                                                             ===========      ===========


      Investment income for the Group Trust for the year ended December 31, 2001 is (dollars in thousands):

                                                                                   2001
       Investment income
         Net depreciation in fair value of investments
            Common stock                                                      $   (99,425)
            Other marketable securities and obligations                           (80,082)
                                                                              -----------
                                                                                 (179,507)

       Interest                                                                     5,433
       Dividends                                                                        2
                                                                              -----------
                                                                              $  (174,072)
                                                                              ===========

                                   AVAYA INC.
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


8.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Group Trust and the Plan invest in the common stock of Avaya.

                                   AVAYA INC.
                                  SAVINGS PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2001
                             (DOLLARS IN THOUSANDS)


                                                                                                                FAIR
       NAME OF ISSUER AND TITLE OF ISSUE                            DESCRIPTION                   COST          VALUE

         Interest in Group Trust                                   Master Trust                 $   --       $ 162,559
       * Avaya Common Stock                                        Common Stock                     **          46,748
         Fidelity Institutional Cash Portfolio                Common Collective Trust              778             778
       * Participant loans receivable                                  --                           --           8,652
                                                                                                             ---------
                                                                                                             $ 218,737
                                                                                                             =========

       * Party-in-interest
      ** Historical cost is not available

                                   SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 Avaya Inc. Savings Plan
                                          --------------------------------------
                                                     (Name of Plan)


Date: June 21, 2002                                  /s/ Susan Wong
                                          --------------------------------------
                                                       Susan Wong
                                              Vice President - Global Benefits